**DATED**

**AUGUST 9, 2024**

**GUARANTEE AND INDEMNITY**

between

**CHRISTIAN ANGERMAYER**

and

**ALIEN CAPITAL LIMITED**

**CONTENTS**

This **GUARANTEE AND INDEMNITY** (the **"guarantee"**) is dated August 9, 2024

**PARTIES**

(1)    **CHRISTIAN ANGERMAYER** of [***] as guarantor and indemnifier (**"Guarantor"**)

(2)    **ALIEN CAPITAL LIMITED** an exempted company incorporated in the Cayman Islands with limited liability with company number 408062 whose registered office is at 190 Elgin Avenue, George Town, KY1-9001, Grand Cayman, Cayman Islands (**"Lender"**)

**BACKGROUND**

(A)    The Lender has agreed to provide the Borrower with a secured term loan facility as set out in the Facility Agreement (as defined below).

(B)    The Guarantor has agreed to enter into this guarantee and indemnity for the purpose of providing credit support to the Lender for the Borrower's obligations and liabilities outstanding under the Finance Documents (as defined below).

**AGREED TERMS**

**1.     DEFINITIONS AND INTERPRETATION**

1.1     Definitions

The following definitions apply in this guarantee:

**"Borrower"** means Apeiron Investment Group Limited incorporated, registered and existing in accordance with Maltese Law with registration number C 51843 whose registered office is at 66 & 67, Beatrice, Amery Street, Sliema SLM1707, Malta.

**"Business Day"** means a day other than a Saturday, Sunday or a public holiday on which banks are open for business in Malta, the Cayman Islands, London and Hamburg.

**"Facility Agreement"** means the EUR 11,605,764 term loan facility agreement between Apeiron Investment Group Limited as borrower and the Lender as lender dated on or about the date hereof, as amended and/or amended and restated from time to time.

**"Finance Documents"** means the Facility Agreement, this guarantee, the Listed Shares Security Agreement (as defined in the Facility Agreement), the Unlisted Shares Security Agreement (as defined in the Facility Agreement), and any other document designated as such by the Lender and the Borrower.

**"Guaranteed Obligations"** means all monies, debts and liabilities of any nature (present, future, actual and contingent) of the Borrower which are or become from time to time due, owing or incurred to the Lender under the Facility Agreement and/or any other Finance Documents (including, without limitation, under any amendment, supplement or restatement of the Facility Agreement, or in relation to any new or increased advances or utilisations).

"**Security**" a mortgage, charge, pledge, lien, assignment by way of security or other security interest securing any obligation of any person, or any other agreement or arrangement having a similar effect.

"**Rights**" means any Security or other right or benefit whether arising by way of set-off, counterclaim, subrogation, indemnity, proof in liquidation or otherwise and whether from contribution or otherwise.

"**Tax**" means any tax, levy, impost, duty or other charge, fee, deduction or withholding of a similar nature (including any penalty or interest payable in connection with the failure to pay, or delay in paying, any of these).

"**Warranties**" means the representations and warranties set out in Schedule 1.

1.2     Interpretation

In this guarantee:

(a)     clause, Schedule and paragraph headings shall not affect the interpretation of this guarantee;

(b)     unless the context otherwise requires, words in the singular shall include the plural and in the plural shall include the singular;

(c)     a reference to **Lender** shall include the Lender's successors, permitted assigns and permitted transferees;

(d)     a **person** includes an individual, firm, company, corporation, partnership, unincorporated body of persons, government, state or agency of a state or any association, trust, joint venture or consortium or other entity (whether or not having separate legal personality);

(e)     a reference to a statute or statutory provision shall include all subordinate legislation made from time to time under that statute or statutory provision;

(f)     a reference to legislation or a legislative provision is a reference to it as amended, extended or re-enacted from time to time;

(g)     a reference to **this guarantee** (or any provision of it) or to any other agreement or document referred to in this guarantee is a reference to this guarantee, that provision or such other agreement or document as amended (in each case, other than in breach of the provisions of this guarantee) from time to time;

(h)     unless the context otherwise requires, a reference to a clause or Schedule is to a clause of, or Schedule to, this guarantee and a reference to a paragraph is to a paragraph of the relevant Schedule;

(i)     a reference to a **determination** means, unless the contrary is indicated, a determination made at the discretion of the person making it (and determine shall be construed accordingly);

(j)     any words following the terms **including**, **include**, **in particular**, **for example** or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms;

(k)     a reference to an **authorisation** includes an approval, authorisation, consent, exemption, filing, licence, notarisation, registration and resolution.

## 2.     GUARANTEE AND INDEMNITY

2.1     In consideration of the Lender entering into the Finance Documents, the Guarantor guarantees to the Lender, whenever the Borrower does not pay  any of the Guaranteed Obligations when due, to pay the Guaranteed Obligations within (5) Business Days on demand.

2.2     The Guarantor, as principal obligor and as a separate and independent obligation and liability from his obligations and liabilities under clause 2.1, agrees to indemnify the Lender and keep the Lender indemnified in full and on demand from and against all and any losses, costs, claims, liabilities, damages, demands and expenses suffered or incurred by the Lender arising out of, or in connection with, the Guaranteed Obligations not being recoverable for any reason or any failure of the Borrower to perform or discharge any of its obligations or liabilities in respect of the Guaranteed Obligations.

## 3.     LENDER PROTECTION

3.1     This guarantee is and shall at all times be a continuing security and shall cover the ultimate balance from time to time owing to the Lender by the Borrower in respect of the Guaranteed Obligations.

3.2     The liability of the Guarantor under this guarantee shall not be reduced, discharged or otherwise adversely affected by:

(a)     any intermediate payment, settlement of account or discharge in whole or in part of the Guaranteed Obligations;

(b)     any variation, extension, discharge, compromise, dealing with, exchange or renewal of any right or remedy which the Lender may now or after the date of this guarantee have from or against the Borrower or any other person in connection with the Guaranteed Obligations;

(c)     any act or omission by the Lender or any other person in taking up, perfecting or enforcing any Security, indemnity, or guarantee from or against the Borrower or any other person;

(d)     any termination, amendment, variation, novation, replacement or supplement of or to any of the Guaranteed Obligations (including, without limitation, any change in the purpose of, any increase in or extension of the Guaranteed Obligations and any addition of new Guaranteed Obligations;

(e) any incapacity or lack of power, authority or legal personality of or dissolution or a deterioration of the financial condition of the Borrower, or any insolvency, bankruptcy, liquidation, administration or winding up, or any incapacity, limitation, disability, the discharge by operation of law or change in the constitution, name or style, of the Borrower, the Lender or any other person;

(f) any grant of time, indulgence, waiver or concession to the Borrower or any other person;

(g) the death or incapacity (whether mental or physical) of the Guarantor, or any notice of his death or incapacity;

(h) any invalidity, illegality, unenforceability, irregularity or frustration of any actual or purported obligation of, or Security held from, the Borrower or any other person in connection with the Guaranteed Obligations;

(i) any claim or enforcement of payment from the Borrower or any other person;

(j) any act, omission, matter or thing which relates to the principal obligation (or purported obligation) of the Borrower and which would reduce, release or prejudice any of the Guarantor's obligations under this guarantee, including any personal defences of the Borrower or any right of revocation or set-off of the Borrower; or

(k) any act or omission which would not have discharged or affected the liability of the Guarantor had he been a principal debtor instead of a guarantor.

3.3 If any payment by the Borrower or any discharge given by the Lender in respect of Guaranteed Obligations is avoided or reduced as a result of insolvency or any similar event:

(a) the liability of the Guarantor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b) the Lender shall be entitled to recover the value or amount of that security or payment from the Guarantor, as if the payment, discharge, avoidance or reduction had not occurred.

3.4 The Lender shall not be obliged before taking steps to enforce any of its rights and remedies under this guarantee:

(a) to take any action or obtain judgment in any court against the Borrower or any other person; or

(b) to make or file any claim in a bankruptcy, liquidation, administration or insolvency of the Borrower or any other person; or

(c) to make demand, or enforce or seek to enforce any claim, right or remedy against the Borrower or any other person.

3.5     The Guarantor warrants to the Lender that he has not taken, exercised or received, and shall not take, exercise or receive the benefit of any Rights from or against the Borrower, its liquidator, an administrator, a co-guarantor or any other person in connection with any liability of, or payment by, the Guarantor under this guarantee but:

(a)     if any of the Rights is taken, exercised or received by the Guarantor, those Rights and all monies at any time received or held in respect of those Rights shall be held by the Guarantor on trust for the Lender for application in or towards the discharge of the Guaranteed Obligations under this guarantee; and

(b)     on demand by the Lender, the Guarantor shall promptly transfer, assign or pay to the Lender all other Rights and all monies from time to time held on trust by the Guarantor under this clause 3.5.

3.6     This guarantee is in addition to and shall not affect nor be affected by or merge with any other judgment, Security, right or remedy obtained or held by the Lender from time to time for the discharge and performance of the Borrower of the Guaranteed Obligations.

3.7     The Guarantor undertakes to, at his own expense and at the request of the Lender, promptly do such acts, obtain such consents, execute and deliver such documents and procure that any third party shall execute and deliver such documents and perform such acts as may reasonably be required for the purpose of giving full effect to this guarantee and, in particular, the guarantee described in this clause 3.

**4.      REPRESENTATIONS AND WARRANTIES**

The Guarantor represents and warrants to the Lender that the Warranties are true and correct on the date of this guarantee and such Warranties are deemed to be repeated on each day whilst this guarantee is subsisting by reference to the facts and circumstances existing at the time of repetition.

**5.      TERMINATION**

Subject to clause 6 of this guarantee, this guarantee shall automatically terminate on the date that the Lender is satisfied that the Guaranteed Obligations have been irrevocably and unconditionally paid and discharged in full and no Guaranteed Obligations are capable of being outstanding, without the requirement of any action by any party.

**6.      DISCHARGE CONDITIONAL**

6.1     Any release, discharge or settlement between the Guarantor and the Lender in relation to this guarantee shall be deemed conditional on no right, Security, disposition or payment given or made to the Lender by the Guarantor, the Borrower or any other person in respect of the Guaranteed Obligations being avoided, reduced or ordered to be refunded under or pursuant to any enactment or law relating to breach of duty by any person, insolvency, bankruptcy, winding up, administration, protection from creditors generally or receivership or for any other reason.

6.2 If any right, Security, disposition or payment referred to in clause 6.1 is avoided, reduced or ordered to be refunded, the Lender shall be entitled subsequently to enforce this guarantee against the Guarantor as if the release, discharge or settlement referred to in clause 6.1 had not occurred and such right, Security, disposition or payment had not been given or made.

## 7. COSTS

The Guarantor shall, promptly on demand, pay to, or reimburse, the Lender, on a full indemnity basis, all fees, costs, charges, losses, liabilities and expenses (including, without limitation, legal and other professional fees and printing and out-of-pocket expenses) and any taxes thereon incurred by the Lender in connection with the preservation, exercise or enforcement of any rights under or in connection with this guarantee or any attempt to do so.

## 8. PAYMENTS

8.1 All sums payable by the Guarantor under this guarantee shall be paid in full to the Lender subject to five (5) Business Days prior written notice to the Guarantor by the Lender:

(a) in the currency in which the Guaranteed Obligations are payable in full;

(b) without any set-off, condition or counterclaim whatsoever; and

(c) free and clear of, and without, any deduction or withholding whatsoever except as may be required by law or regulation which is binding on the Guarantor, provided that: (i) such deduction or withholding does not exceed the minimum amount legally required; and (ii) the Guarantor pays to the relevant taxation or other authorities as appropriate, the full amount of the deduction or withholding.

8.2 If the Guarantor is required to make any deduction or withholding by any law or regulation from any payment due under this guarantee, the payment due from the Guarantor shall be increased to an amount which (after making any deduction or withholding) leaves an amount equal to the payment which would have been due if no deduction or withholding had been required.

8.3 Following any deduction or withholding, or any payment required in connection with that deduction or withholding, the Guarantor shall promptly deliver or procure delivery to the Lender within the period permitted by the relevant law evidence reasonably satisfactory to the Lender that either a withholding or deduction has been made or any appropriate payment paid to the relevant taxing authority (as applicable).

8.4 The Guarantor shall not and may not direct the application by the Lender of any sums received by the Lender from the Guarantor under, or pursuant to, any of the terms of this guarantee.

## 9. EVIDENCE OF AMOUNTS

Any certificate, determination or notification by the Lender as to a rate or any amount payable under this guarantee shall, in the absence of manifest error, be conclusive evidence of the matter to which it relates.

## 10. AMENDMENTS, WAIVERS AND CONSENTS

10.1 No amendment of this guarantee shall be effective unless it is in writing and signed by, or on behalf of, each party (or its authorised representative).

10.2 A waiver of any right or remedy under this guarantee or by law, or any consent given under this guarantee, is only effective if given in writing by the waiving or consenting party and shall not be deemed a waiver of any subsequent right or remedy. It only applies to the circumstances in relation to which it is given and shall not prevent the party giving it from subsequently relying on the relevant provision.

10.3 A failure by the Lender to exercise, or delay by it in exercising, any right or remedy provided under this guarantee or by law shall not constitute a waiver of that or any other right or remedy, prevent or restrict any further exercise of that or any other right or remedy or constitute an election to affirm this guarantee. No single or partial exercise of any right or remedy provided under this guarantee or by law shall prevent or restrict the further exercise of that or any other right or remedy. No election to affirm this guarantee by the Lender shall be effective unless it is in writing.

10.4 The rights and remedies provided under this guarantee are cumulative and are in addition to, and not exclusive of, any rights and remedies provided by law.

## 11. PARTIAL INVALIDITY

If, at any time, any provision of this guarantee is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

## 12. COUNTERPARTS

12.1 This guarantee may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all the counterparts shall together constitute one deed.

12.2 Transmission of an executed counterpart of this guarantee (but for the avoidance of doubt not just a signature page) by e-mail (in PDF, JPEG or other agreed format) shall take effect as delivery of an executed counterpart of this guarantee. If such method of delivery is adopted, without prejudice to the validity of the deed thus made, each party shall provide the others with the original of such counterpart as soon as reasonably possible thereafter.

## 13. ASSIGNMENT AND TRANSFER

13.1 Clause 18 of the Facility Agreement is hereby incorporated herein by reference, *mutatis* *mutandis* (it being understood that, for purposes hereof, references to the "Borrower" in such provision shall be deemed to be references to the Guarantor).

## 14.    NOTICES

### 14.1    Delivery

Any notice or other communication given to a party under or in connection with this guarantee shall be:

(a)    in writing;

(b)    delivered by hand, by reputable air international courier delivery service or sent by email; and

(c)    sent to the Guarantor at:

c/o Apeiron Investment Group Limited

66 & 67, Beatrice, Amery Street, Sliema, Malta

Email: [***]

(d)    Attention: Christian Angermayer, General Counsel

(e)    sent to the Lender at:

c/o Walkers Corporate Limited,190 Elgin Avenue, George Town, Grand Cayman

KY1-9008 Cayman Islands

Email: [***]

Attention: [***]

or to any other address or email address as is notified in writing by one party to the

other from time to time.

### 14.2    Receipt by Guarantor

Any notice or other communication that the Lender gives to the Guarantor shall be deemed to have been received:

(a)    if delivered by hand, at the time it is left at the relevant address;

(b)    if sent by reputable air international courier delivery service, on the third Business Day after deposit with the international courier for international deliveries, with proof of delivery from the courier requested;

(c)    if sent by email, at the time of transmission.

A notice or other communication given as described in clause 8.2(a) or clause 8.2(c) on a day that is not a Business Day, or after normal business hours, in the place it is received, shall be deemed to have been received on the next Business Day. For the purposes of this clause all references to time are to local time in the place of deemed receipt.

**14.3    Receipt by Lender**

Any notice or other communication given to the Lender shall be deemed to have been received only on actual receipt.

**14.4    Service of proceedings**

This clause does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

**15.    GOVERNING LAW, ENFORCEMENT AND JURISDICTION**

15.1    This guarantee and any dispute or claim (including a non-contractual dispute or claim) arising out of or in connection with it are governed in accordance with the laws of the Cayman Islands.

15.2    Each party irrevocably agrees that the courts of the Cayman Islands shall have exclusive jurisdiction over any dispute or claim (including a non-contractual dispute or claim) arising out of or in connection with this guarantee (including a dispute relating to the existence, validity or termination of this guarantee or any non-contractual obligation arising out of or in connection with this guarantee) (a "**Dispute**").

15.3    The parties agree that the courts of the Cayman Islands are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

This guarantee has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

# SCHEDULE 1

## REPRESENTATIONS AND WARRANTIES

1.    **Capacity**

The Guarantor:

(a)    has the capacity to execute, deliver and perform his obligations under this guarantee and the transactions contemplated by them; and

(b)    does not suffer from any Mental Incapacity.

For the purposes of this Schedule 1, "**Mental Incapacity**" means, in relation to any person:

(i)    he is incapable of managing his own affairs because of an impairment of, or a disturbance in the functioning of, the mind or brain whether the impairment or disturbance is permanent or temporary; or

(ii)    any step or procedure is taken in any jurisdiction which restricts the capacity of the Guarantor to enter into this guarantee or would require the approval of any third party or authority.

2.    **Litigation**

No litigation, arbitration or administrative proceedings are taking place, pending or, to the Guarantor's knowledge, threatened against him or any of his assets which might have a material adverse effect on the Guarantor's ability to perform his obligations under this guarantee.

3.    **No default**

No event or circumstance is outstanding which constitutes a default under any instrument which is binding on the Guarantor, or to which his assets are subject, which might have a material adverse effect on the Guarantor's ability to perform his obligations under this Agreement.

4.    **Non-contravention**

The entry into, delivery and performance of the obligations in this guarantee do not and will not contravene or conflict with any law or regulation or judicial or official order applicable to the Guarantor or any material agreement or instrument binding on the Guarantor or his assets.

5.    **Binding obligations**

Subject to any general principles of law limiting obligations, the Guarantor's obligations under this guarantee are legal, valid, binding and enforceable.

**6.**    **No immunity**

None of the Guarantor's assets is entitled to immunity on any grounds from any legal action or proceeding (including, without limitation, suit, attachment prior to judgment, execution or other enforcement).

**7.**    **Pari passu**

The Guarantor's payment obligations under this guarantee rank at least pari passu with all existing and future unsecured and unsubordinated obligations, except for those mandatorily preferred by law generally.

**8.**    **Solvency**

The Guarantor:

(a)    has not suspended, or threatened to suspend, payment of his debts, is not unable to pay his debts as they fall due, has not admitted inability to pay his debts and is not deemed either unable to pay his debts or as having no reasonable prospect of so doing;

(b)    has not commenced negotiations with all or any class of his creditors with a view to rescheduling any of his debts, and has not made a proposal for or entered into any compromise or arrangement with his creditors; and

(c)    is not the subject of a bankruptcy petition, application or order.

**9.**    **No creditor process**

(a)    No person has become entitled to appoint a receiver over any of the assets of the Guarantor, and no receiver has been appointed over any of the assets of the Guarantor.

(b)    No creditor or encumbrancer has attached or taken possession of, and no distress, execution, sequestration or other such process has been levied or enforced on or sued against, any of the Guarantor's assets.

(c)    No event has occurred and no proceeding has been taken in any jurisdiction to which the Guarantor is subject which has an effect equivalent or similar to any of the events mentioned in paragraph 9(a) or (b) above.

**10.**    **Guarantor domicile**

(a)    The choice of Cayman Islands law as the governing law of this guarantee will be recognised and enforced in the jurisdiction of the Guarantor's domicile and any judgment obtained in the Cayman Islands in relation to this guarantee will be recognised and enforced in that jurisdiction.

(b)    The Guarantor is not required under the law of his domicile to make any deduction for, or on account of, tax from any payment he or she may make under this guarantee.

(c)    Under the law of the Guarantor's domicile it is not necessary to file, record or enrol this guarantee with any court or other authority in that jurisdiction or pay any stamp, registration or similar taxes in relation to this guarantee.

# SIGNATURE PAGE

**BY ENTERING INTO THIS GUARANTEE AND INDEMNITY YOU MIGHT BECOME LIABLE INSTEAD OF OR AS WELL AS THE BORROWER.**

**YOU SHOULD SEEK INDEPENDENT LEGAL ADVICE BEFORE ENTERING INTO THIS GUARANTEE AND INDEMNITY.**

Signed as a deed by

**CHRISTIAN ANGERMAYER**

in the presence of:

Signed by:
*Christian B. Angermayer*
3A3C636DB7D8423...

......................................................

Witness name:       [***]
Witness address:    c/o Apeiron Investment Group Limited
                    66 & 67, Beatrice, Amery Street, Sliema, Malta

Signed by _____            ....................................................
For and on behalf of **ALIEN CAPITAL
LIMITED**

# SIGNATURE PAGE

**BY ENTERING INTO THIS GUARANTEE AND INDEMNITY YOU MIGHT BECOME LIABLE INSTEAD OF OR AS WELL AS THE BORROWER.**

**YOU SHOULD SEEK INDEPENDENT LEGAL ADVICE BEFORE ENTERING INTO THIS GUARANTEE AND INDEMNITY.**

Signed as a deed by

**CHRISTIAN ANGERMAYER**

in the presence of:                                                    ......................................................

| | |
|---|---|
| Witness name: | [***] |
| Witness address: | c/o Apeiron Investment Group Limited |
| | 66 & 67, Beatrice, Amery Street, Sliema, Malta |

…………………………

Signed by _____                         ......................................................
For and on behalf of **ALIEN CAPITAL LIMITED**